October 20, 2010

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:  Mark P. Shuman, Legal Branch Chief

Re:	Health Benefits Direct Corporation
Preliminary Proxy Statement on Schedule 14A
Filed October 8, 2010
File No. 000-51701

Dear Mr. Shuman:

This letter is being submitted in response to the comments given by the staff of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to me, dated October 15, 2010, with respect to the above-referenced preliminary proxy statement.

Where indicated below, requested changes have been included in the revised preliminary proxy statement (the “Revised Proxy Statement”), which is being filed contemporaneously with this response.

For your convenience, we set forth each comment from your comment letter in italicized typeface and include our response below it.

Preliminary Proxy Statement on Schedule 14A

Proposal 3: Amendment of Certificate of Incorporation, page 13

1.
We note that you intend to change your name and increase your authorized common stock and preferred stock.  It appears that you should present the following as separate items to be voted upon with corresponding changes to the form of proxy card: (i) the name change, (ii) the increase in the authorized shares of common stock to repay the Note in the event it is converted, and (iii) the increase in the authorized shares of preferred stock in connection with the issuance to Independence Blue Cross and the other investor referenced on page 14.  See Item 11 of Schedule 14A and Rules 14a-4(a)(3) and 14a-4(b)(1) of Regulation 14A.  Please revise accordingly.

The Revised Proxy Statement has been revised to reflect the Staff’s comments.

2.
It appears that Items 11 and 12 of Schedule 14A apply to your transaction.  Please tell us why you have not included the information required by Item 13(a) of Schedule 14A.  Please revise your proxy statement to include the financial information required by Item 13(a) or advise us of why you have not included the information.

The Revised Proxy Statement has been revised to incorporate the information required by Item 13(a) by reference into the proxy statement pursuant to Item 13(b)(2) of Schedule 14A.

Securities and Exchange Commission
October 20, 2010

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (484) 654-2206 if you should have any questions or comments with regard to these responses

Very truly yours,

/s/ Anthony R. Verdi
Anthony R. Verdi
Chief Financial Officer, Chief
Operating Officer and Acting
Principal Executive Officer

cc:	James W. McKenzie Morgan, Lewis & Bockius LLP